06050042

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAY 22 2006 WASH, D.C. 190

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 SILVERADO COURT
(No. and Street)

MORENO VALLEY (City) CA (State) 92555 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Elton JohnsonJr.~~ ~~888-641-2374~~ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/31

JURAT

STATE OF CALIFORNIA
COUNTY OF RIVERSIDE

Subscribed and sworn to (or affirmed) before me

This 15TH DAY OF MAY 2006

(1): * ELTON JOHNSON , JR*******

__ Personally known to me

XXX Proved to be me on the basis of satisfactory evidence
To be the person who appeared before me the undersigned notary and that his name is subscribed in the instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or entity upon behalf of which the person acted, executed the instrument.

Description of Attached Document

Title or Type of Document: ***ANNUAL AUDITED REPORT FORM X – 17A-5 PART III***

Document Date: ***NO DATE*** **Number of Pages: ***TWO**

Signer (s) Other Than Named Above: ** NO OTHER SIGNER ******

Denise L Meyers

DENISE L. MEYERS NOTARY PUBLIC
24873 SUNNYMEAD BLVD.
MORENO VALLEY, CA. 92553

COMMISSION: # 1611832
COMMISSION EXPIRES: 19 OCT 2009

DENISE L. MEYERS
COMM. #1611832
NOTARY PUBLIC-CALIFORNIA
RIVERSIDE COUNTY
My Comm. Exp. Oct 19, 2009

Right Thumbprint of Signer



ELTON JOHNSON, JR

OATH OR AFFIRMATION

I, Elton Johnson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NON - APPLICABLE.

Elton Johnson Jr.
Signature

PRESIDENT
Title

Denise L. Meyers
Notary Public

SEE ATTACHED JURAT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRS1
DENISE L. MEYERS
COMM. #1611832
NOTARY PUBLIC-CALIFORNIA
RIVERSIDE COUNTY
My Comm. Exp. Oct 19, 2009

AMERIVET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

Amerivet Securities, Inc. (the Company), was incorporated on August 1993 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company became a member of the NASD on May 13, 1994.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's office. The principal of the firm has been called to active military duty and has been out of the country for the greater part of 2002. Management is currently negotiating an infusion of capital in return for an equity position.

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company has a net Federal operating loss carry forward NOL of approximately $189,500 which can be used through years 2006 - 2020. The State income tax is a minimum requirement of $800. The NOL is being used to off-set current year income.

NOTE 4 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

AMERIVET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005

NOTE 5 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.